BLACKROCK Limited Duration Income Trust

FILE #811-21349

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
9/21/2007	Biomet Inc.	940,698,000	500,000	Banc of America Securities LLC; Goldman, Sachs & Co.; Lehman Brothers Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Wachovia Capital Markets, LLC; Bear, Stearns & Co. Inc.
9/21/2007	Biomet Inc.	688,758,000	500,000	Banc of America Securities LLC; Goldman, Sachs & Co.; Lehman Brothers Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Wachovia Capital Markets, LLC; Bear, Stearns & Co. Inc.
9/21/2007	Biomet Inc.	718,758,000	500,000	Banc of America Securities LLC; Goldman, Sachs & Co.; Lehman Brothers Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Wachovia Capital Markets, LLC; Bear, Stearns & Co. Inc.
11/14/2007	Windstream Regatta Holdings	210,500,000	2,100,000	JPMorgan, Lehman Brothers, Merrill Lynch & Co., Goldman, Sachs & Co., Barclays Capital, BNP Paribas